Exhibit 99.1

 PRESS RELEASE

Brookfield Asset Management Reports Second Quarter 2016 Results

Brookfield, August 12, 2016 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended June 30, 2016.

Bruce Flatt, CEO of Brookfield, stated, "Our diversified real asset strategies are performing well and we continue to see growing demand from investors, as evidenced by the closing on a record $27 billion of capital for our most recent series of flagship funds. We deployed $16 billion of capital during the last twelve months, and we expect to see continued opportunities for investment."

Financial Results
Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended June 30 (US$ millions, except per share amounts)	2016	2015	2016	2015
Net income[1]	$584	$1,199	$3,252	$5,445
Per Brookfield share[2]	0.15	0.62	1.30	3.14
Funds from operations[2,3]	$637	$520	$2,822	$2,176
Per Brookfield share[2,3]	0.62	0.50	2.76	2.12
1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3

Net income for the second quarter of 2016 totalled $584 million or $0.15 per share, and was $3.3 billion on a last twelve month basis. Net income declined from the prior period largely because the prior period included a higher level of valuation gains within our property operations. We recorded a positive contribution from earnings on new investments and operational improvements, including income from recently signed leases in our property group and rising rates and volumes in our infrastructure operations. Our renewable power operations experienced lower water levels in North America and lower pricing in Brazil.

Funds from operations ("FFO") for the second quarter of 2016, which excludes unrealized valuation gains totalled $637 million or $0.62 per share, and was $2.8 billion on a last twelve month basis. Fee related earnings increased 50% to $191 million, from strong client inflows over the last twelve months. FFO from invested capital increased by 56% and included the contribution from new investments across our portfolio and operating improvements noted in the preceding paragraph. We sold interests in core office properties and a UK energy distribution business, generating $123 million of disposition gains. This compares to realized disposition gains of $171 million in the prior period.

Dividend Declaration
The Board declared a quarterly dividend of US$0.13 per share (representing US$0.52 per annum), payable on September 30, 2016 to shareholders of record as at the close of business on August 31, 2016. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

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Operating Highlights

We achieved record fundraising for our flagship private funds.

We completed fundraising for our most recent series of flagship private funds. Nearly 250 clients committed to these three funds, which represent $27 billion of investible capital. We have already invested more than half of our $9 billion property fund and have commenced deploying capital in our $14 billion infrastructure fund and $4 billion private equity fund. We also continue to raise four additional funds, including an open-ended real estate fund and three niche funds, targetting $3 billion of client commitments.

Fee bearing capital increased by 15% to $108 billion over the last twelve months.

Our annualized run rate of total fees and carry is now more than $2.0 billion based on current funds under management, up from $1.6 billion last quarter end and $1.4 billion last year. Strong capital inflows increased annualized fee revenues by 24% to $1.2 billion. Recent private fund commitments increased carry eligible fee bearing capital by 74% to $39 billion, increasing our annualized target carried interest to $830 million.

We completed the launch of Brookfield Business Partners, our fourth listed partnership, which is now listed on both the Toronto and New York stock exchanges. We are now focused on enhancing the value of this business. Our renewable power partnership issued $670 million of equity during the quarter, increasing its capital base in line with the continued expansion of its operations. In our infrastructure partnership, strong double-digit growth in FFO enabled us to announce a 3.5% interim increase in its distribution to unitholders.

Over the last twelve months we announced or completed acquisitions that will deploy $16 billion of capital, including $3 billion in the current quarter. We also continued to raise capital by selling mature assets.

We continue to deploy capital across our real asset strategies, targetting investments which benefit from our competitive advantages. We invested or committed to invest $2 billion of fund capital during the quarter and have $18 billion of undrawn fund capital available. This is on top of our $6 billion of core liquidity.

In our property business, we acquired a portfolio of 5,600 student housing units in the UK, a residential rental communities business in the U.S., 51 self-storage facilities to add to our operations in the U.S., and a portfolio of suburban office properties. In early July, we also completed the privatization of a U.S. retail mall business. We continue to execute our strategy of selling mature assets and recycling the capital into higher yielding investments. Accordingly, our property partnerships commitment to these acquisitions was funded through proceeds received largely on the partial sale of office properties throughout the U.S. and Europe, which generated $1.5 billion of aggregate net proceeds since the beginning of the year.

Our renewable power business completed the first mandatory tender offer to acquire an additional interest in our 3,000 megawatt Colombian hydroelectric portfolio, increasing our interest in the company to 84%, and also completed the acquisition of a 296 megawatt hydroelectric portfolio in the northern U.S.

In our infrastructure group, we acquired a 57% interest in three toll roads in Peru totalling 115 km. We also successfully completed our tender offer to privatize the remaining interest in our Brazilian toll road business and are in advanced discussions to acquire a controlling stake in a regulated natural gas pipeline business in Brazil. Lastly, we recently obtained the necessary approvals to acquire an Australian logistics business.

In our private equity operations, we expanded our global facilities management operations with two tuck‑in acquisitions and have built a record backlog in our constructions operations.
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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), unless otherwise noted and make reference to Funds From Operations ("FFO").

We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company's share of equity accounted investments' FFO on a fully diluted basis. FFO consists of the following components:

•	FFO from Operating Activities represents the company's share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
•	Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.
•	Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company's business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield's business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company's Supplemental Information for the three months ended June 30, 2016 contain further information on the company's strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company's website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three and six months ended June 30, 2016, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield's external auditor.
Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Asset Management's 2016 Second Quarter Results as well as the Shareholders' Letter and Supplemental Information on Brookfield's website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on August 12, 2016 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 00642#).
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Brookfield Asset Management Inc. is a global alternative asset manager with approximately $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield's previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.
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CONSOLIDATED BALANCE SHEETS
Unaudited (US$ millions)	June 30	December 31
	2016	2015
Assets
Cash and cash equivalents	$4,020	$2,774
Other financial assets	7,304	6,156
Accounts receivable and other	8,586	7,044
Inventory	5,865	5,281
Assets classified as held for sale	1,685	1,397
Equity accounted investments	23,680	23,216
Investment properties	49,647	47,164
Property, plant and equipment	44,420	37,273
Intangible assets	6,211	5,170
Goodwill	3,594	2,543
Deferred income tax assets	1,531	1,496
Total Assets	$156,543	$139,514

Liabilities and Equity
Accounts payable and other	$12,237	$11,366
Liabilities associated with assets classified as held for sale	430	522
Corporate borrowings	4,469	3,936
Non-recourse borrowings
Property-specific mortgages	50,887	46,044
Subsidiary borrowings	10,174	8,303
Deferred income tax liabilities	10,447	8,785
Subsidiary equity obligations	3,360	3,331
Equity
Preferred equity	3,734	3,739
Non-controlling interests in net assets	39,172	31,920
Common equity	21,633	21,568
Total Equity	64,539	57,227
Total Liabilities and Equity	$156,543	$139,514

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CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited	Three Months Ended		Six Months Ended
For the periods ended June 30 (US$ millions, except per share amounts)	2016	2015	2016	2015

Revenues	$5,973	$4,923	$11,191	$9,319
Direct costs	(4,330)	(3,595)	(7,978)	(6,601)
Other income and gains	31	12	66	12
Equity accounted income	435	603	587	870
Expenses
Interest	(815)	(725)	(1,582)	(1,426)
Corporate costs	(25)	(29)	(48)	(58)
	1,269	1,189	2,236	2,116
Fair value changes	65	70	417	1,183
Depreciation and amortization	(516)	(428)	(997)	(829)
Income tax	(234)	368	(436)	167
Net income	$584	$1,199	$1,220	$2,637

Net income attributable to:
Brookfield shareholders	$185	$645	$442	$1,374
Non-controlling interests	399	554	778	1,263
	$584	$1,199	$1,220	$2,637

Net income per share
Diluted	$0.15	$0.62	$0.38	$1.35
Basic	0.16	0.64	0.39	1.39

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SUMMARIZED FINANCIAL RESULTS

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

	Funds From Operations[1,2]
Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended June 30 (US$ millions, except per share amounts)	2016	2015	2016	2015
FFO from operating activities	$514	$334	$1,963	$1,509
Realized carried interest[3]	–	15	15	17
Realized disposition gains[4]	123	171	844	650
Funds from operations[1,2]	$637	$520	$2,822	$2,176

Per share	$0.62	$0.50	$2.76	$2.12

Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended June 30 (US$ millions)	2016	2015	2016	2015
Asset management	$191	$142	$675	$457
Property	275	324	1,428	1,013
Renewable power	37	66	191	213
Infrastructure	111	61	316	228
Private equity and other	97	12	530	529
Cash and financial assets	27	2	38	90
Interest expense and operating costs	(101)	(87)	(356)	(354)
Funds from operations[1,2]	$637	$520	$2,822	$2,176

Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended June 30 (US$ millions, except per share amounts)	2016	2015	2016	2015
FFO from operating activities	$514	$334	$1,963	$1,509
Realized carried interest[3]	–	15	15	17
Realized disposition gains[4]	(6)	(20)	335	(23)
Fair value changes	5	268	304	2,467
Depreciation and amortization	(227)	(197)	(834)	(714)
Income tax	(101)	245	(374)	(98)
Net income attributable to shareholders	$185	$645	$1,409	$3,158

Per share	$0.15	$0.62	$1.30	$3.14
Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance
4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years
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RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended June 30 (US$ millions)	2016	2015	2016	2015
Net income prior to fair value changes, depreciation and amortization and income tax (see page 6)	$1,269	$1,189	$4,514	$4,167
Adjust for:
Equity accounted fair value changes and other[1]	4	(257)	254	(585)
Current income taxes	(72)	(37)	(165)	(112)
Realized disposition gains[2]	123	191	829	673
	1,324	1,086	5,432	4,143
Non-controlling interest	(687)	(566)	(2,610)	(1,967)
Funds from operations[3,4]	$637	$520	$2,822	$2,176

Notes:
1.	Equity accounted other items include depreciation and amortization and deferred income taxes
2.	Includes only the portion of disposition gains in fair value changes and prior periods
3.	Non-IFRS measure – see Basis of Presentation on page 3
4.	Excludes amounts attributable to non-controlling interests

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